EXHIBIT 1.01

Henry Schein, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2014

This report for the calendar year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (“RCOI”) completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody.  The registrant must annually submit a report, Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

Although a substantial percentage of the products we sell are purchased from third-party suppliers as finished products, we manufacture or contract with third parties to manufacture a small portion of our product portfolio.  We determined that certain of those products contain conflict minerals that are necessary to their functionality or production.

To determine if the conflict minerals in our manufactured products originated from sources in the Covered Countries, we conducted a RCOI in good faith.  We surveyed all known suppliers from whom we purchase materials containing the conflict minerals.  Where such suppliers did not initially provide sufficient information, we used the Conflict Minerals Reporting Template (a supply chain survey designed to identify smelters and refiners that process the necessary conflict minerals contained in our products) to obtain the relevant data.  All such suppliers provided to us one or more of the following:

•	the policy they have in place to not purchase any products containing conflict minerals originating from the Covered Countries;

•	confirmation that their suppliers have affirmed to them that they have not provided any materials containing conflict minerals originating from the Covered Countries; and/or

•
the name of the smelter from whom the product originated and we identified said smelter as certified Conflict-Free using the Conflict Free-Sourcing Initiative’s web-site listing of conflict-free smelters.

As a result of our RCOI, we have no reason to believe that our necessary conflict minerals may have originated in the Covered Countries.

This information is publicly available at investor.henryschein.com.  The website and information accessible through it are not incorporated into this document.